Exhibit (h)(d)(2)(h)

TIAA-CREF Life Insurance Company [730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200]

Last Survivor Policy Split Option

Your policy comes with a free policy split option that allows you to exchange the policy for a new individual life insurance policy on the life of each person insured by the policy without evidence of insurability, subject to certain restrictions (see Availability of new policies section below for additional details). Both people insured by the policy must be living.

Applying for the exchange

You can apply for an exchange when one of the following happens:

•	the two people insured by the policy get divorced. The marriage must be dissolved by a final divorce decree issued by a court of competent jurisdiction. You must apply for the exchange between six months and one year after the effective date of the decree.
•	a partnership between the two people or a corporation with only two shareholders insured by the policy, who are not married to each other, dissolves. You must apply for the exchange between six months and one year after the effective date of the dissolution.

The exchange will become effective when we receive the following:

•	a request for the exchange in a form satisfactory to us
•	a copy of the final divorce decree, if applicable
•	satisfactory evidence that the partnership or corporation of the people insured by the policy has dissolved, if applicable
•	approval of the exchange in a form satisfactory to us from any irrevocable beneficiary(ies) or person(s) to whom this policy has been assigned

Your policy and this option must be in force and the policy must have a positive cash surrender value on the date of the exchange.

The new policies

The new policies will be effective starting on the date of the exchange. Each new policy will be based on the gender, age and most recent underwriting class of the person(s) insured by the policy on the date of the exchange.

•	If the last survivor policy to which this rider is attached is a Flexible Premium Last Survivor Variable Universal Life Insurance policy we will issue you a new single life Flexible Premium Variable Universal Life Insurance policy or such other policy which may then be available for use by us.

•	If the last survivor policy to which this rider is attached is a Flexible Premium Last Survivor Universal Life Insurance policy we will issue you a new single life Flexible Premium Universal Life Insurance policy or such other policy which may then be available for use by us.

The owner(s) of each new policy will be the owner(s) of this policy unless a change is requested in writing. The face amount of each new policy will be equal to half of the current face amount of this policy. The death benefit option of each new policy will be the same as for this policy.

•	We will deduct any outstanding loan amount for this policy from your value. We will then transfer the remaining policy value equally to each new policy on the date of the exchange. In certain situations, the transfer of policy value may result in tax consequences. Please consult with your personal tax advisor.

If you have an aviation limitation endorsement in force on the date of the exchange, we will issue the same endorsement for each new policy. If you have assigned this policy as collateral, the assignment will remain in effect under each new policy.

We will use the issue date of this policy as the start of the two-year suicide and contestability periods for each new policy. If this policy has been reinstated, we will use the reinstatement date as the start of the suicide and contestability periods for each new policy. You will find more in Contesting the validity of your policy and If someone commits suicide.

Availability of new policies

Any insured whose attained age under the policy exceeds 90 or whose most recent underwriting class contains a substandard table rating higher than Table H is not eligible for a new policy. If there is only one eligible insured, a new policy may be issued on that insured. In these situations, the policy value less any outstanding loan amount in this policy will be applied entirely to the new policy.

When this option will end

Your coverage under this option will end on the date you end or surrender this policy.

TIAA-CREF Life Insurance Company

[Insurance Service Center

P.O. Box 724508

Atlanta, GA 31139

1-877-694-0305]

Secretary	President and Chief Executive Officer